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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 of
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 1998.

                        LASERMEDIA COMMUNICATIONS CORP.
                 11 Charlotte Street, Toronto, Ontario M5V 2H5

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X        Form 40-F
                               ---                 ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                           Yes                 No  X
                               ---                ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable
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                        LASERMEDIA COMMUNICATIONS CORP.

                                 PRESS RELEASE

FOR IMMEDIATE RELEASE                                          Press Release #14
Toronto, Ontario                                                October 20, 1998


                      LASERMEDIA ON NASDAQ BULLETIN BOARD

LaserMedia Communications Corp. (CDN:LMCD)
TRADING ON NASDAQ/OTC-BULLETIN BOARD (LZMCF)
Issued and Outstanding - 13,222,040 Common Shares

TORONTO, October 20, 1998, LaserMedia is pleased to announce that it has gotten confirmation from Dominick & Dominick of New York, that its 15C2-11 application has been approved by NASDAQ and LaserMedia Communications Corp. will soon be quoted on the Nasdaq/OTC Bulletin Board under the symbol "LZMCF".

LaserMedia Communications Corp. securities were effectively registered as of April 12, 1998 on Form 20F under the Securities Exchange Act of 1934. LaserMedia is also listed with Standard & Poors, in the corporations and records.

In addition, with the registration, the Company has effectively complied with the "blue sky" requirements of the State of California and New York. As well, the Company is exempt for the states of Massachusetts, Illinois, Pennsylvania and Florida.

The NASDAQ/OTC-Bulletin Board approval will now give LaserMedia an added presence with its supporters in the US investment community.

LaserMedia's head office is located in Toronto, Ontario.

For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779/(888)821-2800

THE INFORMATION HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY REGULATORY AUTHORITIES.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Lasermedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     LASERMEDIA COMMUNICATIONS CORP.

Date: October 20, 1998               By: /s/Robert Brian Gibson
                                         ---------------------------------
                                            ROBERT BRIAN GIBSON
                                            Chief Operating Officer,
                                            Chief Financial Officer